                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For March 16, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MASTELLONE LOGO

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, March 16, 2006.

                                By:    /s/ Rodolfo Gonzalez
                                       --------------------------------
                                Name:  Rodolfo Gonzalez
                                Title: Chief Financial Officer

                  ENCARNACION EZCURRA 365 - PISO 2 OFICINA 310
                       (C1107CLA) BUENOS AIRES - ARGENTINA

                               TABLE OF CONTENTS

1.   English translation of a letter dated March 15, 2006, filed with the
     Argentine Comision Nacional de Valores (National Securities Commission),
     regarding the call for annual and special shareholders meetings to be held on March 31, 2006, and certain amendments to our By Laws

                                 MASTELLONE LOGO

                                                  Buenos Aires, March 15, 2006.

MESSRS.
NATIONAL SECURITIES COMMISSION (COMISION NACIONAL DE VALORES)

            RE:  Mastellone Hnos. S.A. - Call to an Annual and Special
            Shareholders' Meeting.

Dear Sirs,

     Please be advised that our Board of Directors, in a meeting held on the date hereof, at 10:00 a.m., has decided to call an Annual and Special
Shareholders' Meeting to be held at the corporate offices at Encarnacion Ezcurra
365, Piso 2(o), Oficina "310", Puerto Madero, Autonomous City of Buenos
Aires, on March 31, 2006, at 10:00 a.m., to discuss the following agenda:

     1.      Appointment of two shareholders to sign the Minutes.
     2.      Review of the documentation contemplated under Article 234, Item 1 of Law No 19,550, for the fiscal year ended on December 31, 2005
     3.      Compensation of the accumulated loss with the item "Adjustment to
             Common Stock" as provided under Article 205 of Law No 19,550.
     4.      Approval of the performance of the members of the Board of
             Directors and Supervisory Committee.
     5.      Approval of the compensation to the Board of Directors
             (Ps.540,000.-), and to the members of the Supervisory Committee
             (Ps.108,000.-) for the fiscal year ended on December 31, 2005
             (which had an accounting loss), in accordance with the Rules of the
             National Securities Commission.
     6.      Term of office of, and bond to be provided by, the Directors to be elected. Amendment to Article Eleven of the By Laws.
     7.      Determination of the number of members of the Board of Directors.
             Election of Regular and Alternate Members. Distribution of
             positions.
     8.      Election of three Regular Members and three Alternate Members to the Supervisory Committee.
     9.      Appointment of Auditors for the new fiscal year.

     As all the shareholders has agreed to participate in the Shareholders'
Meetings called above, no public announcements will be made, as permitted under
Article 327 -last paragraph- of Law No 19,550.

     Additionally, as provided by Chapter II, Articles 18 and 19 of the Rules of the National Securities Commission, we inform you that the following is the draft of the

Encarnacion Ezcurra 365, Piso 2 Of. 310, Puerto Madero - C1107 CLA - Ciudad
Autonoma de Buenos Aires.

amendment to Article Eleven of the By Laws, to be presented for review in the shareholders' meetings:

BOARD OF DIRECTORS. ARTICLE ELEVEN: The Board of Directors shall consist of such number of members as the Shareholders' Meeting determines, which shall be not less than three or more than ten; the Directors shall remain in office for one fiscal year and may be reelected indefinitely in whole or in part. The shareholders' meeting may designate an equal number of alternates to replace the regular members in the event of absence, death or impediment thereof, in the order of their election. The shareholders' meeting shall elect a Chairperson, a
Vice-chairperson, and determine the order number of the other members. The
Vice-chairperson replaces the Chairperson in the event of absence, death or impediment thereof, and the other members replace the Vice-Chairperson and the other members "inter se", in accordance with their order number. The Alternates, as the case may be, join the Board of Directors with the last order number. The
Board of Directors meets at least once every three months. It shall keep a book of minutes wherein any dealings and resolutions shall be entered, and the minutes must be executed by all parties attending the meeting. The Board of
Directors meets validly with attendance by a majority of its members, and shall take decisions by majority of attending votes. The Chairperson shall have a tiebreak vote in the event of a tie. Any Director may attend on behalf of another at a meeting of the Board of Directors, by a simple letter of proxy, without prejudice to the principal's liability, and the latter shall not be counted for the formation of a quorum. Each Regular Director, as security for the discharge of his/her duties, shall deposit in a bank account or safe deposit, as the case may be, at the order of the corporation, in cash and in
Argentine or foreign currency, as the case may be, at the rate of exchange in effect on the date the bond is posted, or in government securities for the same par value, the amount of ten thousand pesos each. The bond may also be replaced by a guaranty, a bank security, a chattel mortgage or liability insurance policy, at the name of the corporation, or by any other means acceptable under applicable law, for the referred amount of ten thousand pesos. Such bond shall cover the term for which the Regular Directors have been elected, and remain in effect for three years after the Director ceases to be in office. The compensation of the Board of Directors shall be determined by the Shareholders'
Meeting, without prejudice to any other compensation that may be determined for the members by reason of the performance of special or technical-administrative duties, and the Board of Directors itself shall determine the sum that will correspond to each of its members.

                                    Please find enclosed the minutes of the
Board of Directors that decided to make the call.

                                    Very truly yours,

                                          Rodolfo D. Gonzalez
                                        Market Relations Manager

Encarnacion Ezcurra 365, Piso 2 Of. 310, Puerto Madero - C1107 CLA - Ciudad
Autonoma de Buenos Aires.